[LETTERHEAD OF SMITH, GAMBRELL & RUSSELL, LLP]

December 20, 2004

Celeste M. Murphy

Attorney-Advisor

Office of Mergers & Acquisitions

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

RE:	Radiant Systems, Inc.

Schedule TO-I filed December 2, 2004

Schedule TO-I/A filed December 9, 2004

File No. 005-52437

Dear Ms. Murphy:

This letter is being submitted in response to the comments given by the staff of the Office of Mergers & Acquisitions (the “Staff”) set forth in your letter, dated December 13, 2004 with respect to the filing of Radiant Systems, Inc. (the “Company”) referenced above. We are authorized by the Company to provide the responses contained in this letter on behalf of the Company. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

With this letter, the Company is filing Amendment 2 to its Schedule TO-I (the “Amendment 2”), which attaches as an exhibit and incorporates therein by reference the Amended and Restated Offer to Exchange, dated December 20, 2004 (the “Amended and Restated Offer to Exchange”), reflecting revisions responsive to the Staff’s comments as set forth below.

Schedule TO-I

Summary Term Sheet, page 1

1.	Please revise the language in the first paragraph of this section to confirm that the summary describes the most material terms of the proposed transaction, and to delete the statement that it is “not complete.” Please see Item 1001 of Regulation M-A.

Celeste M. Murphy

December 20, 2004

The Amended and Restated Offer to Exchange reflects the Staff’s comment. See page 1.

Are there any eligibility requirements I must satisfy after the expiration date of the offer to receive the new options? pages 1-2

2.	Please include a statement to explain, if true, that after the expiration date, vested options tendered during the offer period are canceled and will not be returned to the option holder after the holder tenders such options. Further, describe what happens to vested options tendered for exchange before the expiration date by someone who ceases employment. May such tender be withdrawn? We note your risk factor regarding employment termination prior to the grant of new options on page 7.

The Amended and Restated Offer to Exchange reflects the Staff’s comment. See pages 2, 7 and 13.

What if we enter into a change of control or similar transaction? page 4

3.	Your discussion of this matter should be balanced. Because you describe possible scenarios in case of change of control, including the termination of the exchange offer, and receipt of options to purchase shares of a different issuer, etc., you should also include possible scenarios for those holding options untendered. For example, what happens to these options? Presumably, a likely scenario would include current Radiant Systems option holders receiving options to purchase shares of a different issuer following a change of control.

The Amended and Restated Offer to Exchange reflects the Staff’s comment. See pages 4, 7 and 13.

The Offer, page 8

Acceptance of Options for Exchange and Issuance of New Options, page 13

4.	Please revise the first sentence of this paragraph to confirm that “promptly” following the expiration date you will accept for exchange and cancel options properly tendered, versus “as promptly as practicable”.

The Amended and Restated Offer to Exchange reflects the Staff’s comment. See page 13.

Conditions of the Offer, page 15

5.	We reference the first sentence of the last paragraph of this section. In our view,

Celeste M. Murphy

December 20, 2004

you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase “regardless of the circumstances giving rise to them” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise.

The Amended and Restated Offer to Exchange reflects the Staff’s comment. See page 15.

6.	In the same sentence, you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. We agree that you have the right to decide whether to terminate or proceed with your offer if a listed offer condition is “triggered.” However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Wavier of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first sentence of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding supplementally.

The Company has asked us to confirm its understanding that the waiver of an offer condition may require extension of the offer and dissemination of additional offer materials.

Financial Information, pages 20-21

7.	We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A and provide your historical consolidated financial data. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to option holders, even when you incorporate by reference. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information. We note for example, that you are missing several item requirements from 1010(c)(1) and all of Items 1010(c)(3)-(5).

The Amended and Restated Offer to Exchange reflects the Staff’s comment. See pages 20-21. Specifically, the Company has included financial information as of and for the nine months ended September 30, 2004 and 2003. The Company has also included (i) “Income (loss) per share from continuing operations”, “Comprehensive income” and

Celeste M. Murphy

December 20, 2004

“Statement of Cash Flows Data” financial information for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002 and (ii) additional line items under “Balance Sheet data” as of September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002.

The Company intends to notify eligible option holders of this change, and all of the other changes made to the Offer to Exchange, dated December 2, 2004 (the “Offer to Exchange”) in response to the Staff’s comments, by sending an e-mail, a form of which is filed as Exhibit (a)(12) to Amendment No. 2, to such persons. The e-mail will indicate that (i) the Amended and Restated Offer to Exchange and (ii) a letter, a form of which is filed as Exhibit (a)(13) to Amendment No. 2, describing the differences between the Offer to Exchange and the Amended and Restated Offer to Exchange, have been posted on the Company’s intranet.

The Company has asked us to confirm its acknowledgement that:

•	the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the bidders may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (404) 815-3632 or Paul Davis Fancher at (404) 815-3694.

Sincerely,

/s/ Arthur Jay Schwartz
Arthur Jay Schwartz